Hi, Jamie -

A lot has happened with Halespring since we last spoke. I wanted to share with you that the company is moving towards its public crowdfunding stage after much progress has been made. We've received tremendous feedback from mental health professionals and are excited to be one step closer to bringing the product to market. Therefore, the executive team just launched a campaign in 'reservation mode', which allows people to express a commitment of interest before we officially file the paperwork for a full launch. In order to move to that phase, we first need to obtain at least $50k in reservations, but the more received, the better chance for a successful round.

We are currently not releasing this to the 'public' — we are only reaching out to our inner circle to kickstart the campaign. Of course, once the campaign goes fully live, I would welcome your help in getting the word out to those you feel may be interested.

(LINK TO WEFUNDER)

Important disclaimer: We are only 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. Therefore, if sent, it will not be accepted, nor will any offer to buy securities. No part of the purchase price will be received until a Form C is filed, and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

As always, please feel free to reach out to me anytime with questions. I would also be happy to introduce you to the executive team and to our other advisors.

Warmest regards,
Josh

